June 3, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (972) 647-3320

Fred Anderson, Esq.
General Counsel
Chaparral Steel Company
300 Ward Road
Midlothian, Texas 76065

      Re: 	Chaparral Steel Company
      Form 10
      Filed May 6, 2005
      File No. 000-51307

Dear Mr. Anderson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Exhibit 99.1, Information Statement
General

1. Please be reminded that the Form 10 goes effective by lapse of time within 60 days of the filing pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments.

2. We note your response to comment 27 of our letter dated March
31,
2005. Please revise further to clarify in the appropriate sections of your document how you expect that TXI will repay the $600 million in outstanding senior notes due 2011. We note that the dividend you expect to pay to TXI is currently estimated at $341 million.

3. Please update your disclosures throughout the document concerning your new credit facility. What is the current status of your negotiations for this new facility?

Risk Factors, page 8

4. We note your response to comment 11 of our letter dated March
31,
2005. Please revise to quantify and state your net losses for 2002,
2003, and 2004 in the second risk factor on page 9.

Issuance of Debt, page 21

5. We note your response to comment 9 of our letter dated March
31,
2005 in this section. Please disclose how you determined the amount of the dividend you will grant to TXI prior to completion of the spin-off. In addition, please clarify your statement on page 28 that you will settle your intercompany accounts with TXI "at their value as of the distribution date." What do you mean by "intercompany accounts"? Will you be required to pay amounts to TXI that exceed the $350 million discussed in this section? Please revise to be more specific.

Unaudited Pro Forma Combined Condensed Financial Statements, page
28

6. Revise the disclosure on page 28 to correctly identify the date of the pro forma balance sheet as February 28, 2005.

Separation and Distribution Agreement, page 53

7. We also note your disclosure on page 53 that intercompany accounts between steel entities and TXI will be paid, contributed to capital, or "otherwise settled." Please revise to be more specific. What does "otherwise settled" mean?





Anti-Takeover Provisions, page 64

8. We note your disclosure on page 67 concerning anti-takeover effects associated with your preferred stock purchase rights.
Please
add a risk factor concerning these effects.

Combined Financial Statements
Note 1 - Description of Business and Basis of Presentation, page
F-10

9. We note your response to comment 43 of our letter dated March
31,
2005 and your disclosure that you believe the allocation of certain corporate costs from TXI was made on a reasonable basis. Please revise the notes to your historical financial to provide an explanation of the allocation method you used and, if practical, the amount or range of expenses you would have incurred on a stand-alone basis as required by SAB Topic 1:B.1 Question 2.

Note 2 - Summary of Significant Accounting Policies, page F-10

10. We note your response to comment 45 of our letter dated March
31,
2005. In light of the historical capital structure of TXI, it is not clear to us why you determined that earnings per share disclosures are not required by SFAS 128. Please advise. In addition, as we previously indicated, at a minimum, pro forma earnings per share disclosures should be provided for the most recent fiscal year and interim period based on historical earnings on pages 6, 27, and F-27.

Note 2 - Summary of Significant Accounting Policies, Income Taxes, page F-12

11. We reviewed your response to comment 48 of our March 31, 2005 letter. In light of the fact that some of the cash payments to TXI appear to relate to capital expenditures or other non-operating items, it remains unclear to us how including them in operating cash flows is appropriate and complies with SFAS 95. Please advise.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mindy Hooker, Staff Accountant, at (202)
551-
3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Joe Dannenmaier, Esq. (via facsimile 214/880-3135)
      Thompson & Knight LLP
      1700 Pacific Avenue, Suite 3300
      Dallas, Texas 75201
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Fred Anderson
Chaparral Steel Co.
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE